Exhibit 99.1

Obsidian Energy Announces First Quarter 2024 Results

•
Increased average production to 34,238 boe/d, up 11 percent per share over the first quarter of 2023; an additional 17 (17.0 net) operated wells came on production in April
•
Generated funds flow from operations of $84.4 million ($1.09 per share)
•
Began active first half development program with 25 (24.4 net) operated wells rig released and 11 (11.0 net) operated wells brought on production during the quarter
•
Initial Peace River 8-28 Pad Bluesky results are above type curve with an average pad 25-day IP rate of 533 boe/d (100 percent oil) per well
•
Accelerated Clearwater development at Peace River Dawson field with the addition of four
(4.0 net) wells to the first half program

CALGARY, May 2, 2024 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to report strong operating and financial results for the first quarter of 2024.

	Three months ended March 31
	2024	2023
FINANCIAL[1] (millions, except per share amounts)
Cash flow from operating activities	58.7	72.6
Basic per share ($/share)[2]	0.76	0.89
Diluted per share ($/share)[2]	0.73	0.87
Funds flow from operations[3]	84.4	94.3
Basic per share ($/share)[4]	1.09	1.15
Diluted per share ($/share)[4]	1.05	1.12
Net income	11.9	30.5
Basic per share ($/share)	0.15	0.37
Diluted per share ($/share)	0.15	0.36
Capital expenditures	114.3	107.1
Decommissioning expenditures	10.1	8.7
Long-term debt	277.6	259.3
Net debt[3]	386.3	351.4

OPERATIONS
Daily Production
Light oil (bbl/d)	13,079	12,809
Heavy oil (bbl/d)	6,748	6,241
NGL (bbl/d)	2,783	2,678
Natural gas (mmcf/d)	70	69
Total production[5] (boe/d)	34,238	33,153
Average sales price[2,6]
Light oil ($/bbl)	94.82	101.51
Heavy oil ($/bbl)	60.39	44.98
NGL ($/bbl)	50.43	59.37
Natural gas ($/mcf)	2.38	4.06

Netback ($/boe)
Sales price	57.07	60.89
Risk management gain	1.24	0.88
Net sales price	58.31	61.77
Royalties	(7.05)	(8.40)
Net operating costs[3]	(13.91)	(14.57)
Transportation	(3.95)	(3.25)
Netback[3] ($/boe)	33.40	35.55

(1)
We adhere to generally accepted accounting principles (“GAAP”); however, we also employ certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations (“FFO”), net debt, netback and net operating costs. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. Readers should not consider non-GAAP and other financial measures to be more meaningful than GAAP measures, which are determined in accordance with IFRS, such as net income and cash flow from operating activities, as indicators of our performance.
(2)
Supplementary financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(4)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".
(5)
Please refer to the "Oil and Gas Information Advisory" section below for information regarding the term "boe".
(6)
Before realized risk management gains/(losses).

Detailed information can be found in Obsidian Energy's interim consolidated financial statements and management's discussion and analysis ("MD&A") as at and for the three-month period ended March 31, 2024 on our website at www.obsidianenergy.com, which will also be filed on SEDAR+ and EDGAR in due course.

First quarter 2024 overview

Obsidian Energy completed the majority of our first half 2024 drilling program during the first quarter with five rigs in operation across our Peace River and Willesden Green/Pembina (Cardium) assets. In total, 25 (24.4 net) operated wells were rig released and 11 (11.0 net) operated wells were brought on production in the quarter. Initial results from our development and exploration/appraisal activities are encouraging, with strong production additions from an additional 17 (17.0 net) operated and four (1.3 net) non-operated wells that came on production subsequent to quarter end.

First quarter 2024 production increased by three percent (11 percent on a per share basis) to 34,238 boe/d from 33,153 boe/d in the first quarter of 2023. During the first quarter of 2024, FFO was $84.4 million ($1.09 per share), which was a 10 percent decrease (five percent on a per share basis) compared to the same period in 2023. Higher average production combined with lower net operating costs helped to partially offset lower natural gas prices, wider light oil differentials and higher share-based compensation (“SBC”) due to the appreciation of our share price during the period. The SBC units issued directly to employees under our compensation plans several years ago (when our share price was significantly lower) have now all vested and are no longer outstanding. As a result, the expected future impact of a $1.00 per share price change on SBC (and corresponding impact to FFO) is expected to decrease to approximately $2.4 million from $3.7 million previously. In the first quarter of 2024, we renewed our normal course issuer bid (“NCIB”) for a second year and remained active with our share buyback program through the re-purchase and cancellation of 1.05 million shares for $10.5 million ($9.94 per share).

“We are extremely pleased with the progress of our first half 2024 capital program across both our heavy and light oil operations,” commented Stephen Loukas, Obsidian Energy’s President and CEO. “Our first half development program is yielding strong initial results at or above our expectations. Within our Peace River program, our recent strong results at Harmon Valley South (“HVS”) unlocks incremental future Bluesky inventory within the area. Additionally, we are continuing development at our Walrus field with the drilling of a six-well pad, while also fast-tracking our first Clearwater formation development field at Dawson.”

Mr. Loukas continued, “Lastly, our Willesden Green/Pembina (Cardium) program has delivered strong results, allowing us to sustain stable volumes and cash flow within our light oil segment to continue to fund growth within our heavy oil segment as well as additional share buybacks. In summary, we remain confident in our ability to deliver our 2024 – 2026 three-year corporate growth plan (the “Growth Plan”) which we believe will create significant value for our stakeholders.”

2024 First Quarter Corporate Highlights

•
Solid Funds Flow – The Company generated FFO of $84.4 million ($1.09 per share basic) compared to $94.3 million ($1.15 per share basic) in the first quarter of 2023.
•
Capital Development Growth – We began the execution of the first-year capital program under our Growth Plan, laying the foundation for future value realization. With five drilling rigs operating, our higher activity level focused on development in Peace River and Willesden Green/Pembina (Cardium) as well as further testing of our Peace River asset through exploration/appraisal and oilsands exploration (“OSE”) wells. First quarter capital expenditures totalled $114.3 million in 2024 (2023 – $107.1 million), while decommissioning expenditures totaled $10.1 million (2023 – $8.7 million).
•
Short-term Increase to Net Debt – Net debt levels increased to $386.3 million at March 31, 2024, compared to $351.4 million at March 31, 2023, largely due to higher drawings under our syndicated credit facility for our development program. During the second quarter of 2024, our net debt level is expected to decrease as the combination of new wells coming on production and lower capital spending levels result in free cash flow generation.
•
Increased Credit Facility Borrowing Base – We completed our semi-annual borrowing base redetermination of our credit facility in April, increasing the aggregate amount available under the syndicated credit facility by $20.0 million to $260.0 million. In association with the redetermination, the revolving period and maturity dates were extended to May 31, 2025, and May 31, 2026, respectively.
•
Active and Renewed Share Buyback Program – In the first quarter of 2024, a total of 1.05 million shares were repurchased and cancelled under the Company’s NCIB for $10.5 million ($9.94 per share).
o
The Company renewed our NCIB with the Toronto Stock Exchange during the first quarter of 2024, allowing the purchase of up to 7,564,767 common shares over a period of 12 months from February 29, 2024, to February 28, 2025.
•
Repurchased Senior Unsecured Notes – During the first quarter of 2024, the Company repurchased and cancelled $1.2 million of our outstanding 11.95 percent Senior Unsecured Notes (the “Notes“) on the open market at an average price of $1,016 per $1,000 principal amount. We also completed our semi-annual free cash flow offer, which resulted in the repurchase and cancellation of $2.0 million principal of Notes at an average price of $1,030 per $1,000 principal amount and $114.2 million of Notes outstanding.
•
Decreased Net Operating Costs – Net operating costs were lower at $13.91 per boe in the first quarter of 2024 compared to $14.57 per boe in 2023 due to lower power and trucking costs.
•
G&A Costs – General and administrative (“G&A”) costs increased to $1.77 per boe in the first quarter of 2024 compared to $1.60 per boe in 2023. The Company increased staffing levels to align with our higher activity level and expanded capital program under our Growth Plan. G&A costs per boe are expected to decrease going forward as production levels further increase.
•
Net Income – Net income for the first quarter of 2024 was $11.9 million ($0.15 per share basic) as a result of the Company's increased production levels and positive operating netback. First quarter 2024 net income was partially offset by higher depletion costs, SBC charges and the impact of lower commodity prices and wider light oil differentials when compared to the first quarter of 2023.

FIRST QUARTER 2024 CAPITAL program & HIGHLIGHTS

The Company had a strong start to our 2024 program with the first quarter pace of development and capital expenditures as anticipated, providing encouraging initial results at or above expectations. We completed the majority of our first half drilling program during the quarter with five rigs operating in our Peace River (Bluesky and Clearwater formations) and Willesden Green/Pembina (Cardium formation) areas. We are currently in the process of completion activities for the wells and have one rig drilling additional development wells at our new Peace River Dawson Clearwater field through spring break-up. The breakdown of operated wells that were rig released and on production during the first quarter of 2024 are as follows:

Q1 Gross (Net) Wells
	Rig Released	On Production
DEVELOPMENT WELLS
Heavy Oil Assets
Peace River (Bluesky)	7 (7.0)	1 (1.0)
Peace River (Clearwater)	1 (1.0)	-
Light Oil Assets
Willesden Green (Cardium/Mannville)	6 (5.7)	4 (4.0)
Pembina (Cardium)	4 (3.7)	4 (4.0)
	18 (17.4)	9 (9.0)[1]
EXPLORATION/APPRAISAL WELLS
Peace River (Bluesky)	-	-
Peace River (Clearwater)	2 (2.0)	2 (2.0)
Peace River (OSE)	5 (5.0)	n/a
	7 (7.0)	2 (2.0)

TOTAL OPERATED WELLS[2]	25 (24.4)	11 (11.0)[1]

(1) Seven (7.0 net) wells rig released in 2023 came on production in the first quarter of 2024; they are included in the total. (2) Excluding injection or disposal wells.

Obsidian Energy also participated in 11 non-operated (5.8 net) wells during the first quarter, one (0.4 net) of which was a water injector well. In April, we brought an additional 17 (17.0 net) operated and four (1.3 net) non-operated wells onstream; most of our wells from our first half 2024 program are expected to be on production by the end of June.

Capital program highlights for the first quarter 2024 were as follows:

•
Achieved Encouraging Initial Well Results – While most of the wells are expected onstream in the second quarter of 2024, we are realizing encouraging results with solid initial production (“IP”) rates from wells on production, including:
o
Peace River (Bluesky): The HVS 8-28 Pad (2 wells) produced above our internal expectations with an average pad 25-day IP rate of 533 boe/d (100 percent oil) per well.
o
Pembina:
o
A fourth (1.0 net) well was drilled on the 7-36 Pad in addition to the three (3.0 net) wells from 2023. Initial production rates are encouraging with average 30-day IP rates of 371 boe/d (83 percent light oil) for the four wells.
o
All three 6-08 Pad wells at the Pembina Cardium Unit #9 came onstream in mid-April with a gross average 10-day IP rate of 366 (330 net) boe/d (83 percent light oil).

o
Willesden Green:
▪
Following up the highly economic well drilled at the Open Creek 9-17 Pad in 2023, we rig released another well (0.7 net) at the pad in March. The well came onstream in mid-April with a gross 10-day IP rate of 373 (243 net) boe/d (89 percent light oil).
▪
All three wells at the 2-13 Pad came onstream in mid-April with a gross average 10-day IP rate of 321 boe/d (60 percent oil).
▪
A third (1.0 net) well on the three-well 4-18 Pad was spud in January 2024; all three wells came onstream in February and had average 30-day IP rates of 151 boe/d (78 percent light oil) for the three wells.
•
Initiated and Accelerated Development of Clearwater Dawson Field – We began the active development of our first Clearwater field at Dawson in Peace River with the drilling of two (2.0 net) wells. Based on initial indications from the two wells and favourable spring conditions in the area allowing the Company to extend the drilling season, we accelerated development of the field by adding four (4.0 net) wells to the first half program.
•
Peace River Potential – All five (5.0 net) vertical OSE wells planned in our 2024 capital program were completed. Initial indications from the well cores are encouraging, helping to further delineate our extensive land position and identify new locations and development areas.
•
Active Decommissioning Program – We successfully abandoned a combined net total of 24 wells, two facilities and 88 kilometres of pipeline as part of activities from our decommissioning spend of $10.1 million.

HEDGING UPDATE

Our hedging strategy focused on our natural gas position given our concerns regarding natural gas storage levels, leading to a realized gain of $3.8 million in the first quarter of 2024 related to these contracts. The Company entered into additional oil contracts for April and May with the following contracts currently in place on a weighted average basis:

Oil Contracts

Type	Remaining Term	Volume (bbl/d)	Swap Price ($/bbl)
WCS Differential	April – June 2024	750	($18.80)
WTI Swap	April 2024	5,709	$112.70
WTI Swap	May 2024	1,000	$113.72
WTI Collar	April 2024	2,625	$110.10 – $116.99
WTI Collar	May 2024	750	$112.30 – $118.38

AECO Natural Gas Contracts

Type	Remaining Term	Volume (mcf/d)	Percentage Hedged[1]	Swap Price ($/mcf)
AECO Swap	April – October 2024	43,365	61%	$2.52
AECO Swap	November 2024 – March 2025	14,929	21%	$3.74
AECO Collars	November 2024 – March 2025	4,976	7%	$3.43 - $4.11
(1)
Based on 2024E natural gas production of 70.8 mmcf/d.

Electricity Contracts

Type	Remaining Term	Volume (MWh/d)	Swap Price ($/MWh)
Power Swaps	April - December 2024	144 MWh/d	$92.83

ANNUAL AND SPECIAL MEETING

The Company’s Annual and Special Meeting (the “Meeting”) is scheduled for Thursday, May 2, 2024, at 9:00 am (MT) at the offices of Obsidian Energy, Suite 200, 207 – 9 Avenue SW, Calgary, Alberta. Access to the Meeting will, subject to Company’s by-laws, be limited to essential personnel, registered shareholders and proxyholders entitled to attend and vote at the Meeting as well as invited guests.

In association with the Meeting, our President and CEO, Stephen Loukas and other members of management will host a webcast presentation after the formal portion of the Meeting at 10:00 am MT (12:00 pm ET) (the “Presentation”).

The Presentation will be broadcast live on the Internet and may be accessed either through our website or directly at the webcast portal. Those who wish to listen to the Presentation should connect at least five minutes prior to the scheduled start time through the following numbers:

Canada / USA: 1-800-319-4610 (toll-free)

Toronto: 1-416-915-3239

Calgary: 1-403-351-0324

A question-and-answer session will be held following the Presentation. If you wish to submit a question to the Company, participants can do so ahead of time after registering on the webcast portal on the Intranet or by emailing questions to investor.relations@obsidianenergy.com. The updated corporate presentation and the Presentation will be available for replay on our website, www.obsidianenergy.com

Additional information about the Meeting can be found on our website.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short-term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities as indicators of our performance.

The Company's interim consolidated financial statements and MD&A as at and for three months ended March 31, 2024, will be available in due course on the Company's website at www.obsidianenergy.com and under our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The disclosure under the section "Non-GAAP and Other Financial Measures" in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: FFO; net debt; net operating costs; netback; and FCF. These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for the three-month period ended March 31, 2024, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

For a reconciliation of FFO to cash flow from operating activities, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of netback to sales price, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of FCF to cash flow from operating activities, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

Non-GAAP Financial Ratios

The following measures are non-GAAP ratios: FFO (basic per share ($/share) and diluted per share ($/share)), which use FFO as a component; net operating costs ($/boe), which uses net operating costs as a component; netback ($/boe), which uses netback as a component; and net debt to FFO, which uses net debt and FFO as components. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for three months ended March 31, 2024, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

Supplementary Financial Measures

The following measures are supplementary financial measures: average sales price; cash flow from operating activities (basic per share and diluted per share); and G&A costs ($/boe). See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for the three months ended March 31, 2024, for an explanation of the composition of these measures.

Non-GAAP Measures Reconciliations

Cash Flow from Operating Activities, FFO and FCF

	Three months ended March 31
(millions)	2024	2023
Cash flow from operating activities	$58.7	$72.6
Change in non-cash working capital	13.4	6.6
Decommissioning expenditures	10.1	8.7
Onerous office lease settlements	2.3	2.3
Settlement of restricted share units	-	4.6
Deferred financing costs	(0.6)	(0.5)
Other expenses[1]	0.5	-
Funds flow from operations	84.4	94.3
Capital expenditures	(114.3)	(107.1)
Decommissioning expenditures	(10.1)	(8.7)
Free cash flow	$(40.0)	$(21.5)
(1)
Excludes the non-cash portion of restructuring and other expenses.

Netback to Sales Price

	Three months ended March 31
(millions)	2024	2023
Sales price	$177.8	$181.7
Risk management gain (loss)	3.8	2.6
Net sales price	181.6	184.3
Royalties	(22.0)	(25.1)
Net operating costs	(43.2)	(43.5)
Transportation	(12.3)	(9.7)
Netback	$104.1	$106.0

Net Operating Costs to Operating Costs

	Three months ended March 31
(millions)	2024	2023
Operating costs	$49.3	$49.0
Less processing fees	(3.9)	(3.6)
Less road use recoveries	(2.1)	(1.9)
Less realized power risk management gains	(0.1)	-
Net operating costs	$43.2	$43.5

Net Debt to Long-Term Debt

	As at
	March 31
(millions)	2024	2023
Long-term debt
Syndicated credit facility	$167.5	$139.0
Senior unsecured notes	114.2	127.6
Unamortized discount of senior unsecured notes	(1.5)	(2.2)
Deferred financing costs	(2.6)	(5.1)
Total	277.6	259.3

Working capital deficiency
Cash	(0.3)	(0.1)
Accounts receivable	(83.2)	(84.3)
Prepaid expenses and other	(14.3)	(12.3)
Accounts payable and accrued liabilities	206.5	188.8
Total	108.7	92.1

Net debt	$386.3	$351.4

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	AECO	Alberta benchmark price for natural gas
bbl/d	barrels per day	GJ	gigajoule
boe	barrel of oil equivalent	mcf	thousand cubic feet
boe/d	barrels of oil equivalent per day	mcf/d	thousand cubic feet per day
MSW	Mixed Sweet Blend	mmcf/d	million cubic feet per day
WTI	West Texas Intermediate
WCS	Western Canadian Select	Electricity
		MWh	Megawatt hour
		MWh/d	Megawatt hour per day

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we will file the interim consolidated financial statements and MD&A on our website, SEDAR+ and EDGAR in due course; our expected future impact of changes on share price to our SBC and FFO; our expectations for the Growth Plan; our expectations for net debt levels and G&A in the future; expected timing for drilling, rig releases, and on-production and onstream dates; our development locations; our hedges; expectations for the Meeting, Presentation and updated corporate presentation.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements contained herein do not assume the completion of any transaction); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; Obsidian Energy's views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, and our ability to comply with applicable terms and conditions under the Company’s debt agreements, the existence of alternative uses for Obsidian Energy's cash resources and compliance with applicable laws; our ability to execute our plans as described herein and in our other disclosure documents, including our Growth Plan, and the impact that the successful execution of such plans will have on our Company and our stakeholders including our ability to return capital to shareholders and/or further reduce debt levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future capital expenditure and decommissioning expenditure levels; future net operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices or the further deterioration of commodity prices; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; the ability of the Company's contractual counterparties to perform their contractual obligations; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: Obsidian Energy’s future capital requirements; general economic and market conditions; demand for Obsidian Energy’s products; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Obsidian Energy reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission; the possibility that we change our budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full (including our Growth Plan), and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholder and/or reduce our debt levels to the extent anticipated or at all); the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events (such as the COVID-19 pandemic), and the responses of governments and the public to any pandemic, including the risk of energy demand destruction; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally whether caused by regional and/or global health related events, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or all of our credit facilities and senior unsecured notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior unsecured notes; the possibility that we are unable to complete the repurchase offer with our noteholders; the possibility that we are forced to shut-in production, whether due to commodity prices failing to rise or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding, drought (which could limit our access to the water we require for our operations or extreme warm weather in the spring or summer); the inability to access our properties due to blockades or other activism; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to a regional and/or global pandemic and/or the influence of public opinion and/or special interest groups. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (See "Risk Factors" and "Forward-Looking Statements" therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE".

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com